
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 27, 2010

Robert M. Swartz
c/o Hicks Acquisition Company II, Inc.
100 Crescent Court, Suite 1200
Dallas, TX 75201

> **Re:** **Hicks Acquisition Company II, Inc.**
> **Registration Statement on Form S-1**
> **Filed June 28, 2010**
> **File No. 333-167809**

Dear Mr. Swartz:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. All graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

2. Please ensure that the text in your printed prospectus is in type at least as large and legible as 10-point modern type. Refer to Rule 420(a) of Regulation C. Also, please revise to limit the cover page of your prospectus to information that is key to an investment decision. Currently, the cover page of the prospectus is dense and difficult to read. Please limit the cover page to information required by Item 501 of Regulation S-K. Much of the information currently on the cover page is repeated in the summary and is not necessary on the cover. Please refer to Rule

421 and A Plain English Handbook available at http://www.sec.gov/pdf/handbook.pdf.

3.   Above the table of contents you state that an investor "should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus." Please remove this language as it could be considered to be a disclaimer of your responsibility to ensure that the prospectus contains all material information, and does not contain any material misstatements, necessary for an investor to make an informed investment decision at the time of its use.

4.   Please provide independent, third-party support for factual assertions in the prospectus and management's assertions. Clearly mark the materials to highlight the specific information you believe supports the statement referenced. For example only, we note the following statement in the prospectus:

- "During Mr. Hicks' tenure as chairman, Hicks Muse raised over $12 billion of private equity funds, consummated over $50 billion of leveraged acquisitions, and was one of the most active private investment firms in the country." (page 1)

5.   Throughout your registration statement you utilize industry jargon. For example only, please provide a better explanation for "optimize their supply chains," "stable free cash flow," "working capital," "pecuniary interests," and "proprietary deal flow opportunities." If you must include jargon in the body of your prospectus that is understood only by industry experts, you must make every effort to concisely explain these terms where you first use them. In addition, please do not use technical terms or industry jargon in your explanations.

6.   On page 13, we note that you intend to purchase your common stock in the open market, which may support the market price of the common stock and/or warrants, in compliance with Rule 10b-18 and Regulation M of the Exchange Act. Please provide us with your legal analysis of how such purchases would comply with the noted regulations. We may have further comment. Also, it appears that you would likely engage in the noted purchases when your pro-rata redemption price is greater than the price of your shares on the open market to eliminate the incentive for shareholders to hold and redeem their shares. If so, please revise to clarify such in the appropriate section.

7.   We note that you intend to conduct an issuer tender offer as part of any business combination, if shareholder approval is not required. On page 59, we note that you believe your financial condition makes you attractive. Please revise to clarify if you will structure your initial business combination to allow for a tender offer of 100% of the shares outstanding in all circumstances. If so, please revise your

disclosure to clarify how this would affect your attractiveness to potential targets. If not, please revise to clarify the mechanics of such transaction.

Summary, page 1

8.   We note that your summary is 20 pages long and that you currently repeat, often word-for-word, much information in your summary section that appears in other parts of the summary section or in the body of the prospectus. Please revise to limit your summary section to a summarization of those aspects of the offering that are the most significant, highlight those points in clear, plain language, and eliminate repetitive disclosure. Additionally, please revise the summary section, the risk factors section and other parts of the prospectus to eliminate embedded lists, such as those on pages 9 and 23, which make the disclosure difficult to understand. Please see Rule 421.

9.   We note your disclosure regarding the regarding the realized total and annualized returns of Hicks Acquisitions Company I, Inc. Please explain to us why you believe it is appropriate to present information regarding the prior performance of Hicks Acquisitions Company I, Inc. in the summary section of your registration statement. Please also explain to us how such performance measures were calculated. Also, please note that performance that took place after your management relinquished its control should not be included in this document. Please revise your disclosure accordingly. We may have further comment.

General, page 1

10.   You disclose that you have identified certain general criteria and guidelines that you believe are important in evaluating prospective target businesses and that you will use such criteria and guidelines, as disclosed on page 2, in evaluating acquisition opportunities. You also state that you may decide to enter into a business combination with a target business that does not meet these criteria and guidelines. If such criteria and guidelines change, please disclose how and when shareholders will be made aware of such changes.

Risk Factors, page 20

11.   As you disclose on page 2, please also add a risk factor describing the risks associated with the fact that you may decide to enter into a business combination with a target business that does not meet your currently disclosed criteria and guidelines.

12.   As you disclose on page 62, please also add a risk factor describing the risks associated with the fact that you will have limited ability to evaluate the target's management team.

13.   Please revise your risk factor subheadings so that each one conveys the specific risk to you. Currently, some of your subheadings merely state a general risk or a fact about your business. We note the following examples:

- If we seek stockholder approval of our business …, page 23;
- The report of KPMG LLP, our independent …, page 24;
- You will not have any rights or interests in funds …, page 25;
- We do not intend to establish an audit committee …, page 25;
- We do not currently intend to hold an annual meeting …, page 30;
- We are not required to obtain an opinion from an …, page 32;
- Our ability to successfully effect our initial business …, page 33;
- The officers and directors of an acquisition candidate …, page 34;
- In order to effect a business combination, blank …, page 37;
- Unlike most other blank check companies, …, page 38;
- Our sponsor, which is an entity controlled by …, page 38; and
- The determination of the offering price our units …, page 40.

Please revise throughout as necessary to identify briefly in your subheadings the specific risks to you that result from the noted facts or uncertainties, and then elucidate as needed to provide details regarding each risk. Potential investors should be able to understand what the risk is and the result of the risk as it specifically applies to you.

We may not be able to consummate a business combination within 21 …, page 22

14.   The last sentence of this risk factor describes a risk that is separate and distinct from the risk described in this risk factor. Generally, each risk factor should only focus on a single risk. Please revise.

If the net proceeds of this offering not being held in the trust account, …, page 26

15.   The first sentence of this risk factor attempts to mitigate the risk described. Generally, you should limit your Risk Factor section to an identification and brief description of each material risk. You may elaborate on the factors employed to minimize identified material risks elsewhere in the prospectus. Please revise to remove the mitigating language.

If the size of the offering is increased, it could result in a proportionate …, page 27

16.   This risk factor is difficult to understand. Please revise both the risk factor header and the language beneath the header to clearly describe the risks associated with the size of the offering increasing. Please clearly explain the relationship between the offering size and the amounts payable to your stockholders upon liquidation or their exercise of redemption rights and the associated risks. Also, clarify how this represents a material risk.

If third parties bring claims against us, the proceeds held in the trust account …, page 27

17.   The last paragraph of this risk factor describes a risk that is separate and distinct from the risk described in this risk factor. Generally, each risk factor should only focus on a single risk. Please revise.

Unlike most other blank check companies, we are not required to acquire …, page 32

18.   You disclose that management's unrestricted flexibility in identifying and selecting a prospective acquisition candidate, along with management's financial interest in consummating an initial business combination, may lead management to enter into an acquisition agreement that is not in the best interests of your stockholders. Please further describe why such an agreement would not be in the best interests of your stockholders.

We may only be able to complete one business combination with the …, page 36

19.   The last two paragraphs of this risk factor describe two risks that are separate and distinct from the risk described in this risk factor. Generally, each risk factor should only focus on a single risk. Please revise.

We may be dependent on a single business or asset that is likely operate …, page 38

20.   This risk factor appears to be largely duplicative of the first full risk factor on page 36. Please advise. Alternatively, please remove repetitive disclosure.

We may amend the terms of the warrants in a manner that may be adverse …, page 39

21.   Please provide more specific disclosure regarding how the terms of the warrants could be amended in a manner that would be adverse to holders. Please describe how such actions would be adverse to holders of the outstanding public warrants.

Because we must furnish our stockholders with target business financial statements …., page 40

22.   Please revise to clarify how providing shareholders with full disclosure represents a material risk or remove the risk factor.

Compliance with the Sarbanes-Oxley Act of 2002…., page 41

23.   It is not clear how compliance with applicable regulations that apply to all public companies represents a risk that is specific to you. Please revise to clarify or remove the risk factor.

Use of Proceeds, page 44

24.	Please disclose the main components of the "Miscellaneous expenses" and "Working capital to cover miscellaneous expenses" line items.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 52

Liquidity and Capital Resources, page 53

25.	We note that you may use your capital stock or debt as consideration to consummate your initial business combination and that such debt may be substantial. Please disclose your policy with respect to how much debt you may incur, including your maximum debt leverage ratio.

Proposed Business, page 57

26.	Based on the list of specific criteria and guidelines on page 57, it is not clear what the purpose of the list of factors on pages 61 and 62 is for. The subsequent list just appears to be a more general version of the first list. Please revise to limit the use of repetition.

27.	You disclose that you are not limited to a particular industry, geographic region or minimum transaction value for purposes of consummating an initial business combination. As you do on page 96, please also disclose if you have the ability to consummate an initial business combination with, or invest in, a party related to any of your officers, directors or sponsor. Please also add risk factor disclosure to make shareholders aware of the potential risks regarding you entering into a business combination with a target business that is affiliated with your officers, directors or sponsor.

28.	Please revise to clarify if you would be able to engage in a business combination with a shell company or similar company with nominal operations.

29.	From the risk factor on page 32, we note that you are not required to obtain a fairness opinion from an independent investment banking firm opining on the fairness of the transaction from the perspective of your shareholders. Please revise to clarify if you will make the fair market value and fairness determinations in connection with your initial combination transaction, even if you do not obtain such information from an independent source. If such determinations are made, clarify if you will disclose the basis for such determinations to shareholders.

Redemption rights for public stockholders upon consummation of our initial business combination, page 64

30.   We note your disclosure distinguishing this from previously offered SPACs based on your intention to utilize an issuer tender offer and to forgo shareholder approval, if possible. Please revise to disclose the amount of time shareholders will have in deciding whether to tender their shares in the event you do not seek their approval.

31.   Please tell us if there is any circumstance where the tender offer price would be less than the pro rata portion of the trust, which would include the privately placed warrants but not the deferred underwriters' compensation.

32.   We note that the founders have waived their redemption rights with respect to their founder shares, which were acquired for $0.0076 per share. Please revise to clarify if that means the pro rata calculation used to determine the tender offer price will exclude the outstanding founder shares.

Submission of our initial business combination to a stockholder vote, page 64

33.   In the event you solicit votes from shareholders in connection with your initial combination, please revise to clarify if shareholders will have to vote against the proposed transaction in order to exchange their shares for cash.

34.   We note your disclosure that you and/or your management may privately negotiate with shareholders that seek to redeem their shares. You have also disclosed that in connection with the open market purchases, you will limit the purchase price to the pro rata per share amount. Please revise to clarify if you or your management could offer shareholders, in the privately negotiated transactions, a price that would exceed their pro rata portion. Also, please revise to clarify that the buyers in the privately negotiated transactions would be repaid with trust proceeds, post-combination, if true.

Management, page 78

Directors and Executive Officers, page 78

35.   For each director and director nominee, briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director. Please see Item 401(e)(1) of Regulation S-K.

Item 16. Exhibits and Financial Statement Schedules, page II-5

36.   Please submit all exhibits as promptly as possible. We will review the exhibits prior to granting effectiveness of the registration statement and may have further comments after our review. If you are not in a position to file your legal opinion with the next amendment, please provide a draft copy for us to review.

Item 17. Undertakings, page II-6

37.   As it does not appear that you are relying on Rule 415 of Regulation C in connection with this offering, please tell us why you have included the undertakings that relate to offerings conducted pursuant to the noted rule.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact William Demarest at (202) 551-3432 or Dan Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Phil Rothenberg at (202) 551-3466 or me at (202) 551-3386 with any other questions.

Sincerely,

Duc Dang
Attorney-Advisor

cc: Bruce Mendelsohn
        James A. Deeken
        via facsimile (212) 872-1002